November 17, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Ernest W. Letiziano, President
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, Florida 33480

Re: Signet International Holdings, Inc.
     Form SB-2, Amendment 3 filed November 6, 2006
     File No. 333-134665

Dear Mr. Letiziano:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment one from our letter dated October 23, 2006. Please provide clear disclosure, as indicated in your supplemental response that the only business acquisitions will be solely of LPTV stations or other broadcast properties and that you will not enter into an acquisition that will result in a change in control.

Determination of Offering Price, page 6

2. Clarify whether the private offering you reference in the following statement is the

sale of the 381,000 shares beginning December 2005. If yes, reconcile the statement with other disclosure regarding the date the offering ended in the "Recent Sales of Unregistered Securities" section:

"Since our shares are not listed or quoted on any exchange or quotation system, the offering price of the shares of common stock was arbitrarily determined. The offering price was determined by the price shares were sold to our shareholders in a private placement memorandum pursuant to Regulation D Rule 506 of the Securities Act of 1933 which was completed in May 2006."

Management Discussion and Analysis or Plan of Operations, page 23

3. We reissue prior comment 14 from our letter dated October 23, 2006. Provide a more detailed discussion of the time frame for commencing and completing the various steps of the plan of operations. Provide the estimated expenses associated with each step and the expected source(s) of funding. Provide the cash balance as of the most recent practicable date.

4. In the third paragraph, please clarify the meaning of the "next round" in the following statement:

"We anticipate that the funds we secure from our next round will enable us to purchase additional LPTV stations, some with a cash consideration, and provide additional working capital to enable us to possibly acquire some stations making losses, purchase programming and initiate Triple Play Media operations."

5. Clarify whether you have any specific plans to raise additional financing and state the expected source(s) of such financing, if known.

6. Please provide the basis for the following statement under number "3" of the fourth paragraph on page 23:

"We currently anticipate signing at least one letter of intent by the end of the year. We expect the expenses for same to be immaterial and to be paid from our current cash in hand."

7. In the fifth paragraph of this section, at the top of page 24, please provide or cross reference a discussion of when you anticipate you will be able to trade on the OTCBB.

Consolidated Statements of Operations, page F-16

8. We note your response to prior comment 17. It does not appear appropriate to consider a "cash equivalent" expense for presentation purposes, based on some

amount other than fair value as determined by generally accepted accounting principles. With regard to the two transactions, you determined a fair value of $250,000 in consulting costs and $57,000 of compensation expense under GAAP. This expense should be presented in the same income statement line(s) as if it had been cash compensation. Refer to Section F of SAB 107. It is not appropriate to segregate a portion of the expense and report it as a separate line item. As discussed in our prior comment 17 (and consistent with comment 2 of our letter dated July 11, 2006); please revise to report all of the $250,000 of consultant costs and $57,000 of compensation expense in the appropriate line item under operating expense (e.g. consulting expense, officer compensation, etc.)

Financial Statements

9. Please note the updating requirements of Item 310(g) of Regulation S-B.

Part II

Recent Sales of Unregistered Securities, page II-1

10. Clarify, if true, that each of the purchasers in these offerings were sophisticated. Currently you simply indicate that the sophisticated investors completed questionnaires.

Exhibits

11. We reissue comment 21 from our letter dated October 26, 2006.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Gregg Jaclin, Esq.
By facsimile to (732) 577-1188